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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

                  RETRACTION PRICE OF RETRACTABLE COMMON SHARES


     Toronto, Canada, January 9, 2002 - Hollinger Inc. (TSE: HLG.C) announces that the Retraction Price of the retractable common shares of the Corporation as of January 10, 2002 shall be $7.50 per share.

     Hollinger owns English-language newspapers in the United States, the United Kingdom and Israel. Its assets include the Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets. For further information please call:


J. A. Boultbee                                     Peter Y. Atkinson
Executive Vice-President and CFO                   Executive Vice-President and
Hollinger Inc.                                       General Counsel
(416) 363-8721                                     Hollinger Inc.
                                                   (416) 363-8721